Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)

Union Pacific Corporation and Subsidiary Companies

Millions, Except for Ratios for the Three Months Ended March 31,	2011	2010
Fixed charges:
Interest expense including
amortization of debt discount	$141	$155
Portion of rentals representing an interest factor	36	35
Total fixed charges	$177	$190

Earnings available for fixed charges:
Net income	$639	$516
Equity earnings net of distributions	(10)	4
Income taxes	372	318
Fixed charges	177	190
Earnings available for fixed charges	$1,178	$1,028

Ratio of earnings to fixed charges	6.7	5.4

35